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SEC FILE NUMBER
8 - 67761

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GENERATIONAL CAPITAL MARKETS, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3400 N. CENTRAL EXPY STE 100
(No. and Street)

RICHARDSON	Texas	75080
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Don Sterling — (214) 226-7507
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brad A. Kinder, CPA
(Name – *if individual, state last, first, middle name*)

815 Parker Square	**Flower Mound**	**Texas**	**75028**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brenen Hofstadter____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Generational Capital Markets, Inc.____, as of ______December 31_______, 20___20____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

Valerie Yvette Rodriguez
My Commission Expires
10/12/2022
ID No. 129001621
NOTARY PUBLIC STATE OF TEXAS

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in 210.1-02 of Regulation S-X)
- ■ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 Parker Square • Flower Mound, TX 75028
972-899-1170

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Generational Capital Markets, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Generational Capital Markets, Inc. as of December 31, 2020, the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Generational Capital Markets, Inc. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Generational Capital Markets, Inc.'s management. Our responsibility is to express an opinion on Generational Capital Markets, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Generational Capital Markets, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Generational Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Generational Capital Markets, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

Brad Kinder, CPA

BRAD A. KINDER, CPA
We have served as Generational Capital Markets, Inc.'s auditor since 2008.

Flower Mound, Texas
February 25, 2021

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Financial Condition
December 31, 2020

ASSETS		
Cash	$	238,846
Prepaid expenses - Parent		63,441
Prepaid expenses		42,234
TOTAL ASSETS	$	344,521
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	26,273
Federal income tax payable - Parent		23,300
State income tax payable - Parent		3,500
TOTAL LIABILITIES		53,073
Stockholder's Equity		
Common stock, $.01 par value, 100,000 shares authorized, issued and outstanding		1,000
Additional paid-in capital		227,000
Retained earnings		63,448
TOTAL STOCKHOLDER'S EQUITY		291,448
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	344,521

See notes to financial statements.

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Income
Year Ended December 31, 2020

Revenue	
Merger and acquisition services	$ 4,595,232
Interest income	222
TOTAL REVENUE	4,595,454
Expenses	
Communications	2,077
Compensation and related costs	1,393,101
Management fees - Parent	2,869,380
Occupancy and equipment - Parent	63,747
Professional fees	107,016
Regulatory fees	33,137
Other expenses	17,031
TOTAL EXPENSES	4,485,489
Net income before provision for income taxes	109,965
Current income taxes - federal expense	23,300
- state expense	4,300
Current income tax expense	27,600
NET INCOME	$ 82,365

See notes to financial statements.

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2020

	Common Shares Issued	Common Stock	Additional Paid-in Capital	Retained Earnings/ (Accumulated Deficit)	Total
Balances at December 31, 2019	100,000	$ 1,000	$ 227,000	$ (18,917)	$ 209,083
Net Income	-	-	-	82,365	82,365
Balances at December 31, 2020	100,000	$ 1,000	$ 227,000	$ 63,448	$ 291,448

See notes to financial statements.

GENERATIONAL CAPITAL MARKETS, INC.
Statement of Cash Flows
Year Ended December 31, 2020

Cash flows from operating activities:	
Net Income	$ 82,365
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities	
Decrease in receivable - Parent	5,463
Decrease in federal income tax receivable - Parent	36,000
Increase in prepaid expenses - Parent	(23,253)
Increase in prepaid expenses	(11,552)
Decrease in accounts payable and accrued expenses	(24,020)
Increase in federal income tax payable - Parent	23,300
Net cash provided by operating activities	88,303
Net increase in cash	88,303
Cash at beginning of year	150,543
Cash at end of year	$ 238,846

Supplemental Disclosures of Cash Flow Information:

Cash paid during the year for:

Interest	$ -
Income taxes - federal	$ -
- state	4,300
	$ 4,300

See notes to financial statements.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of Business:

Generational Capital Markets, Inc. (the Company) was organized in August 2006 as a Nevada corporation. The Company is a wholly owned subsidiary of Generational Capital, LLC (Parent), a Nevada limited liability company. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer in securities and is a member of the Financial Industry Regulatory Authority (FINRA) and Securities Investor Protection Corporation (SIPC).

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4.

The Company's operations consist of merger and acquisition services, primarily through referrals from a related party, to private businesses located throughout the United States.

Significant Accounting Policies:

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The Company's financial asset and liability amounts reported in the statement of financial condition are short-term in nature and approximate fair value.

Note 1 - Nature of Business and Summary of Significant Accounting Policies (continued)

Revenue Recognition

Revenue from contracts with customers includes fees from merger and acquisition (M&A) services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue is generally recognized at the point in time that performance under the arrangement is completed, the closing date of the transaction. During the year ended December 31, 2020, all merger and acquisition revenue was recognized at the point in time that performance under the arrangement was completed, the closing date of the transaction.

Management Fees - Parent

The Company incurs management fees to its Parent primarily related to the Parent's and other related parties' participation in the Company's merger and acquisition activities. Management fees are discretionary and recorded when the amounts are determined and authorized by the Company.

Income Taxes

The Company is included in the consolidated federal income tax return and combined Texas return with its Parent. The Parent has elected to be taxed as a corporation. Income taxes are recorded using the separate company method to comply with financial reporting rules. Any resulting provision or benefit for income taxes is recorded as a receivable from or payable to Parent.

As of December 31, 2020, open Federal tax years subject to examination include the tax years ended December 31, 2017 through December 31, 2019.

The Company is also subject to various other state income taxes.

Note 2 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $185,773, which was $180,773 in excess of its required net capital of $5,000. The Company's net capital ratio was .29 to 1.

Note 3 - Related Party Transactions/Economic Dependency/Concentrations

The Company is under the control of and economically dependent on its Parent and an affiliate, Generational Equity, LLC (GE). The Company also has a concentration of services provided by its Parent and GE. The existence of that control, dependency, and concentration creates operating results and financial position significantly different than if the Companies were autonomous. Transactions between the Company and its Parent and the Company and GE were not consummated on terms equivalent to arm's length transactions.

Under an Affiliate Agreement between the Company's Parent and GE, the Company is to provide security related merger and acquisition services to clients of GE, under its own engagement agreements. During 2020, $4,595,232 or 100% of merger and acquisition services revenue was earned as a result of GE client referrals.

The Company and its Parent entered into a Facilities Agreement (Agreement) effective January 2008 and latest amendment dated September 2016. The Agreement automatically renews for successive one-year terms, unless written notice is given by either party not less than thirty days prior to the expiration of the initial or any subsequent term. The Agreement has been renewed through 2021. The Parent provides the Company with certain office facilities and services under this Agreement. The Parent may also pay certain expenses on behalf of the Company. The Parent allocates a pro-rata portion of such expenses incurred by Parent on account of the Company. In making such allocation, the Parent equates the proportional cost of each facility or service with the proportional use or benefit derived by the Company, currently 50% of the Parent's costs. The expense allocation may change with the respective use and benefit of facilities or services. Expenses allocated to the Company under this Agreement during 2020, totaled $63,747, of which $39,747 was for office facilities and $24,000 was for office services. The office facilities and office services are included in occupancy and equipment - Parent in the accompanying statement of income. The Company has prepaid its Parent a total of $63,441 at December 31, 2020 of which $50,941 was for office facilities and $12,500 was for office services.

Note 3 - Related Party Transactions/Economic Dependency/Concentrations (continued)

The Company incurred and paid $2,869,380 in management fees during 2020 to its Parent, primarily related to the Parent's and other related parties' participation in the Company's merger and acquisition activities. As of December 31, 2020, there were no management fees due to Parent.

Management and registered securities representatives of the Company are also management and employees of the Parent. The Parent provides for all salaries and certain benefits to these dual company employees at no cost to the Company. Compensation and related costs of the Company consisted of commissions, bonuses, 401k matching contributions and payroll taxes for management and registered securities representatives earned as a direct result of the Company's merger and acquisition services revenue.

The Parent acts as common paymaster for the Company. The Company advances the funds required for compensation and related costs to its Parent who then pays the Company's compensation and related costs.

The Company is a participating employer in a 401k plan and a HSA plan offered by GE. For the year ended December 31, 2020, Company 401k matching contributions totaled $12,796. These matching contributions are recorded as compensation and related costs in the accompanying statement of income.

Note 4 - Income Taxes/Related Party Transactions

The Parent, filing a consolidated federal income tax return with the Company, allocated the Company's current taxable income. The Company recorded federal income tax payable to its Parent and federal income tax expense of $23,300 related to the Company's allocated federal taxable income.

The Parent, filing a combined Texas return with the Company, allocated the Company's share of Texas state taxes. The Company recorded state income tax payable to its Parent and state income tax expense of $3,500 related to the Company's allocated Texas state tax.

The Company files separate state income tax returns in California and Illinois. There was no state income tax payable and the state income tax expense was $800 related to these states.

Note 5 - Concentration of Credit Risk

The Company has cash held at a Texas bank, totaling $238,846 or approximately 69% of the Company's total assets at December 31, 2020. Cash held was not in excess of the FDIC insurance of $250,000; therefore, there was no credit risk at December 31, 2020. Cash balances fluctuate daily.

Note 6 - Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company.

Note 7 - Subsequent Events

The Company has performed an evaluation of events and transactions that have occurred subsequent to December 31, 2020, through February 25, 2021, the date which the financial statements were available to be issued.

Schedule I
GENERATIONAL CAPITAL MARKETS, INC.
Supplemental Information
Pursuant to Rule 17a-5
December 31, 2020

Computation of Net Capital

Total stockholder's equity qualified for net capital	$ 291,448
Deductions and/or charges	
Non-allowable assets:	
Prepaid expenses - Parent	63,441
Prepaid expenses	42,234
Total non-allowable assets	105,675
Net Capital	$ 185,773
Aggregate indebtedness	
Accounts payable and accrued expenses	$ 26,273
Federal income tax payable - Parent	23,300
State income tax payable - Parent	3,500
Total aggregate indebtedness	$ 53,073
Computation of basic net capital requirement	
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirement	$ 180,773
Ratio of aggregate indebtedness to net capital	.29 to 1

Reconciliation of Computation of Net Capital

The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2020 as filed by Generational Capital Markets, Inc. on Form X-17A-5. Accordingly, no reconciliation is necessary.

Statement Regarding Changes in Liabilities Subordinated to Claims of General Creditors

No statement is required as no subordinated liabilities existed at any time during the year.

Statement Regarding Exemption from Reserve Requirements

The Company is considered a Non-Covered Firm exempt from 17 C.F.R. § 240.15c3-3 relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. The Company limits its business activities exclusively to receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services and participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4. The Company does not hold customer funds or securities. As a Non-Covered Firm, the Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements are not

See accompanying report of independent registered public accounting firm.

BRAD A. KINDER, CPA
CERTIFIED PUBLIC ACCOUNTANT
815 PARKER SQUARE • FLOWER MOUND, TX 75028
972-899-1170

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Generational Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Generational Capital Markets, Inc. (Company) did not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and/or receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception

Generational Capital Markets, Inc.'s management is responsible for compliance with the exemptive provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Generational Capital Markets, Inc.'s compliance with the exemptive provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Brad A. Kinder, CPA
BRAD A. KINDER, CPA

Flower Mound, Texas
February 25, 2021

Generational Capital Markets, Inc.
Exemption Report

Generational Capital Markets, Inc. (the Company) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; and/or (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Generational Capital Markets, Inc.

I, Brenen Hofstadter, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: President

February 25, 2021